

June 27, 2014

<u>Via Email</u>
Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
2301 China Central Place Tower 2,
No. 79 Jianguo Road
Beijing 100025
People's Republic of China

> **RE:** **Sino Gas International Holdings, Inc.**
> **Amendment No. 3 to Schedule 13e-3**
> **File No. 005-81992**
> **Filed June 23, 2014 respectively**
>
> **Amendment No. 2 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **File No. 000-51364**
> **Filed June 23, 2014**
>
> **Schedule 13D/A**
> **Filed by Eloten Group Ltd. and Liu Yuchuan**
> **File No. 005-81992**
> **Filed December 9, 2013**

Dear Mr. Zhang:

We have reviewed the above filings and have the following comments.

<u>Schedule 13D/A filed December 9, 2013</u>

1. We note your response to comment 1 of our letter dated June 13, 2014. You conclude that the provisions of Section 2(b) do not confer beneficial ownership to the MS Affiliates of shares beneficially owned by Mr. Liu. Please expand your analysis to address each of the restrictions outlined in subparagraphs (i) –(iv) of Section 2(b). Please specifically address why you believe beneficial ownership is not conferred given the restrictions placed on Mr. Liu's share ownership as outlined in Section 2(b) and Section 8 of the Consortium Agreement, which prohibits waiver or modification of any provision of the letter agreement absent the written consent of the parties to the agreement. We may have further

comment.

Schedule 13e-3/A and Preliminary Proxy Statement, as amended

2.   It does not appear that comment 8 of our June 13, 2014 letter was specifically addressed in your response letter, although the disclosure in the proxy statement appears to have been revised. Please advise.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to the undersigned at (202) 551-3757.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel, Office of
Mergers & Acquisitions

Cc (via email):   Zing Bai, Esq.
                     Cadwalader, Wickersham & Taft LLP